UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CEC Entertainment, Inc.

(Name of Subject Company)

CEC Entertainment, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

125137109

(CUSIP Number of Class of Securities)

Michael H. Magusiak

President and Chief Executive Officer

4441 West Airport Freeway

Irving, Texas 75062

(972) 258-8507

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

D. Gilbert Friedlander

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7700

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 16, 2014, the Company sent the following e-mail to its vendors. The email also attached a copy of the Press Release that was previously filed by the Company as Exhibit 99.1 to its Current Report on Form 8-K filed on January 16, 2014.

Vendor Email

Valued Partner –

I am pleased to share with you some very exciting news about our Company.

Earlier today we announced that CEC has entered into an agreement to be acquired by an affiliate of Apollo Global Management, a leading global alternative investment manager, for $54.00 per share. Through this transaction, which values CEC at $1.3 billion, including the assumption of the Company’s outstanding debt, CEC will become a private company. The press release we issued is attached.

The transaction is about leveraging our strengths as the leader in family dining and entertainment and positioning CEC for future success. The Company is financially strong, and as a private company following the transaction, we expect to benefit from the increased flexibility we’ll have, which will enable us to continue to execute on our strategic plan to expand in the U.S. and abroad while evolving our offerings to strengthen and grow our position as the leader in family dining and entertainment. CEC will also benefit from Apollo’s deep experience in the restaurant and entertainment industry, as well as access to additional financial resources.

Before the transaction is expected to close, it will be subject to regulatory and other approvals. Throughout this process, day-to-day operations will not change. Your CEC contacts remain the same and there will be no change in how we conduct our business with you.

Please feel free to reach out to your CEC representative if you have any questions or concerns. Thank you for your continued partnership with CEC.

Best,

Richard M. Frank Executive Chairman	Michael H. Magusiak President & Chief Executive Officer

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Forward-Looking Statements

Statements herein regarding the proposed transaction among Apollo and CEC, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations and the intent of any parties about future actions constitute “forward-looking statements” as defined in the federal securities laws.

Forward-looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. Such statements are based upon current beliefs, expectations and assumptions and are subject to significant risks and uncertainties. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, among other things, risks relating to the expected timing, consummation, and financial benefits of the tender offer and the merger. Apollo and CEC believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to Apollo and CEC or persons acting on Apollo’s or CEC’s behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and Apollo and CEC undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

Additional factors that may affect future results are contained in CEC’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2012 and subsequent filings, which are available at the SEC’s Web site http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed unless required by law.